September 21, 2005


Mail Stop 3561


Randall Gort, Esq.
Worldgate Communications, Inc.
3190 Tremont Avenue
Trevose, PA  19053

	RE:  	Worldgate Communications, Inc.
      Form SB-2
      Filed September 6, 2005
      File No. 333-128109

Dear Mr. Gort:

      We have limited our review of the above registration statement to matters concerning your compliance with the comments we issued in our June 21, 2005 and subsequent letters regarding your registration statement on Form SB-2 (file number 333-125205).

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

      In the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;


* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	If you have any questions, please call Cheryl Grant, Staff Attorney, at (202) 551-3359.

								Sincerely,




								Larry Spirgel
								Assistant Director
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Mr. Gort
Worldgate Communications, Inc.
September 21, 2005
Page 2